

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3010

September 29, 2015

Via E-mail
David DiStaso
Chief Financial Officer
iStar, Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036

      Re: iStar, Inc.
               Form 10-K
               Filed March 2, 2015
               File No. 0001-15371

Dear Mr. DiStaso:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Robert F. Telewicz, Jr.

                        Robert F. Telewicz, Jr.
                        Accounting Branch Chief
                        Office of Real Estate and
                        Commodities